eco•laboratory: phase II algae microfarm center

Living Building Challenge 2.0
2011 International Algae Competition



rooftop greenhouse
hydroponics
aquaponics
(vegetables)
algae bioreactors
farmer's market
algae microfarm center
orchard/berries
(soil based crops)
greenhouses
animal barns
chickens & goats

05 Net Zero Water

Microfarm Facilities
-water and nutrient storage / treatment
-algae production and processing
-laboratory and control center



rainwater/non potable
yellow water
brown water
food waste
greywater
potable water
greywater source
urine separation toilet
food waster source
nutrients
nutrients
nutrient separation systems
close-loop water / nutrient system
potable water
potable treatment
rainwater
H
O
L
D
food for people
nutraceuticals
fertilizer
feed
separate
process
prepare
algae photo bioreactors
mix blackwater
rainwater cistern
culture, nutrient,
water recycle
CO2
light
O

Site Plan



vertical farming
farmer's market
hydroponics
aeroponics
rooftop
greenhouse
algaculture
orchard/berries
greenhouses
animal farming
goats & chickens



algae microfarm center

Sustainable Water Source Definitions

potable water
  drinking water
  filtered & disinfected
rainwater
  collected on site
blackwater
  combined human waste
brownwater
  feces w/o urine; nutrients
yellowwater
  urine: nutrient rich
greywater
  sinks, showers, laundry
greenwater
  algae production
food waste
  organic biomass

02 Urban Agriculture



SCREEN & FILTER
NON-POTABLE WATER
POTABLE WATER (disinfected)
RAINWATER HARVESTING
INDOOR NON-POTABLE USES
IRRIGATE FOOD CROPS
SCREEN & FILTER
GREYWATER (sinks, shower, laundry)
THE WATER LOOP
SOURCE SEPARATION
THE NUTRIENT LOOP
FOOD GREENHOUSES GARDENS
AQUAPONICS
AQUACULTURE
ALGAE PRODUCTION
FERTILIZER & SOIL AMENDMENT
PROCESS OR COMPOST
ORGANIC HOUSEHOLD & YARD WASTE
TOILET WASTE (yellow water)
TOILET WASTE (brown water)



Domestic Wastewater Nutrient Fractions
Urine
Feces
Greywater
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Nitrogen
Phosphorous
Potassium



RURAL
URBAN
ECODISTRICT
NEIGHBORHOOD
BUILDING
PERI - URBAN

complex commercial scale

VERTICAL FARMING
growing crops efficiently in vertical systems

AEROPONICS
growing plants in an air culture w/ water nutrient mist

AQUAPONICS
farming fish/plants in a symbiotic closed loop system

AQUACULTURE
fish/shrimp farming in controlled tank environment

HYDROPONICS
growing plants in a water nutrient solution(no soil)

ALGACULTURE
algae hydroponics: food, fuel, feed, fertilizer, medicine

simple community scale

PERMACULTURE
integrated food systems: crops and animals

ORCHARDS & VINEYARDS
using public/private open space to grow fruit crops

COMMUNITY GARDENS
collectively managed gardens on common land

ROOFTOP GARDENS
gardens located on top of building roofs

KITCHEN BACK YARD GARDENS
a localized garden growing house hold food

CONTAINER GARDEN
growing plants in containers



Algaculture
growing food, fuel, feed, fertilizer & medicine



Hydroponics
growing plants in water nutrient solution



Aquaculture
fish/shrimp farming in controlled tank environment



Aeroponics
growing plants in an air culture with water nutrient mist



Aquaponics
Farming plants/fish in a closed-loop symbiotic systems



Vertical Farming
growing crops efficiently in vertical systems

Registration # 1185
Track 1 Algae Landscape Design